Simpson Thacher & Bartlett llp
425 Lexington Avenue
New York, N.Y. 10017-3954
(212) 455-2000

Facsimile (212) 455-2502

Direct Dial Number	E-Mail Address
(212) 455-2948	JKAUFMAN@STBLAW.COM

VIA EDGAR

October 23, 2017

Re:	Acceleration Request for National Vision Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-220719)

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Amanda Ravitz

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, National Vision Holdings, Inc., and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 3:00 p.m., Washington, D.C. time, on October 25, 2017, or as soon as practicable thereafter.  We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.

Please call me at (212) 455-2948 with any questions.

Very truly yours,

/s/ Joseph H. Kaufman

Joseph H. Kaufman

cc:	Securities and Exchange Commission
Tom Jones
Tara Harkins
Kevin Kuhar

NATIONAL VISION HOLDINGS, INC.
2435 Commerce Avenue
Bldg. 2200
Duluth, Georgia 30096-4980

October 23, 2017

VIA EDGAR

Re:	National Vision Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-220719)

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Amanda Ravitz

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, National Vision Holdings, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 3:00 p.m., Washington, D.C. time, on October 25, 2017, or as soon as practicable thereafter.

If you require any additional information with respect to this letter, please contact Joseph H. Kaufman (212-455-2948) of Simpson Thacher & Bartlett LLP.

[Signature Page Follows]

Very truly yours,

NATIONAL VISION HOLDINGS, INC.

By:	/s/ Mitchell Goodman
Name:	Mitchell Goodman
Title:	Senior Vice President, General Counsel and Secretary

VIA EDGAR

October 23, 2017

Re:	National Vision Holdings, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-220719)

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Amanda Ravitz

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as representatives of the several underwriters of the Company’s proposed public offering of up to 18,170,000 shares of common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 3:00 p.m., Washington D.C. time, on October 25, 2017, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus, dated October 16, 2017, through the date hereof:

Preliminary Prospectus dated October 16, 2017:
4,790 copies to prospective underwriters, institutional investors, dealers and others.

We, the undersigned, as representatives of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters and dealers that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED
GOLDMAN SACHS & CO. LLC
CITIGROUP GLOBAL MARKETS INC.

As Representatives of the several Underwriters

MERRILL LYNCH, PIERCE, FENNER & SMITH
                        INCORPORATED

By:	/s/ Michael Liloia
	Name:	Michael Liloia
	Title:	Vice-President

GOLDMAN SACHS & CO. LLC

By:	/s/ Raffael Fiumara
	Name:	Raffael Fiumara
	Title:	Vice President

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Waleed Matin
	Name:	Waleed Matin
	Title:	Director